EXHIBIT 4.4

DESCRIPTION OF OUR CAPITAL STOCK
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Our Common Stock

General

As of February 24, 2020, Accelerate Diagnostics, Inc. (“we”, “us” or “our”) had one class of common stock registered under Section 12 of the Securities Exchange Act of 1934, as amended. Our Certificate of Incorporation currently authorizes our Board of Directors to issue 85,000,000 shares of common stock, par value $0.001 per share. As of February 24, 2020, 54,913,303 shares of our common stock were issued and outstanding.

Voting Rights

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders.

Dividend Rights

Subject to preferences that may be applicable to any outstanding shares of preferred stock (of which, as of February 24, 2020, there were no shares outstanding), holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor.

Rights to Receive Liquidation Distributions

If we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock.

Other

Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Listing

Our common stock is listed on The NASDAQ Capital Market under the symbol “AXDX.”

Certain Provisions of Our Certificate of Incorporation, Bylaws and Delaware Law

Vacancies in our Board of Directors

Our Bylaws provide that any vacancy occurring in our Board of Directors may be filled by the affirmative vote of a majority of the remaining members of the Board of Directors. Each director so elected shall hold office until his or her successor is duly elected and qualified or until the director’s earlier death, resignation, disqualification or removal.

Special Meetings of Stockholders

Under our Bylaws, special meetings of stockholders may only be called by the President or a Vice President or the Board of Directors. Our Bylaws further provide that the Secretary shall call a special meeting following receipt of one or more written requests to call a special meeting from stockholders of record who own at least 10% of the voting power of our outstanding shares then entitled to vote on the matter or matters to be brought before the proposed special meeting.

Requirements for Notice of Stockholder Director Nominations and Stockholder Business

Under our Bylaws, nominations for the election of directors may be made by the Board of Directors or by any stockholder of record who complies with the applicable notice and other requirements set forth in our Bylaws.

If a stockholder wishes to bring any business before an annual or special meeting or nominate a person for election to our Board of Directors, our Bylaws contain certain procedures that must be followed for the advance timing required for delivery of stockholder notice of such nomination or other business and the information that such notice must contain.

Stockholder Action by Written Consent without a Meeting

Our Certificate of Incorporation provides that any action to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, is delivered to the Corporation. Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the action referred to therein unless, within 60 days of the earliest dated consent delivered, written consents are delivered signed by a sufficient number of holders to take action.

Amendments to Our Certificate of Incorporation

Under the DGCL, the affirmative vote of a majority of the outstanding shares entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon is generally required to amend a corporation’s certificate of incorporation. Under the DGCL, the holders of the outstanding shares of a class of our capital stock shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the Certificate of Incorporation, if the amendment would:

•	increase or decrease the aggregate number of authorized shares of such class;

•	increase or decrease the par value of the shares of such class; or

•	alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.

If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class of our capital stock so as to affect them adversely, but shall not so affect the entire class, then only the shares of the series so affected by the amendment shall be considered a separate class for the purposes of this provision.

Certain Anti-Takeover Effects of Delaware Law

We are subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in various business combination transactions with any interested stockholder for a period of three years following the time that such person became an interested stockholder, unless:

•
the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the Board of Directors prior to the time the interested stockholder obtained such status;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•
at or subsequent to such time the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales, and other transactions resulting in financial benefit to an “interested stockholder.” In general, an “interested stockholder” is a person who owns (or is an affiliate or associate of the corporation and, within the prior three years, did own) 15% or more of the corporation’s voting stock.